Schedule 6.05

To Credit Agreement

Certain Litigation Matters

We are presently engaged in a lawsuit filed in the Superior Court in Santa Clara County, California by GN Hello Direct, Inc., a former Plantronics retail catalog distributor that was acquired by our single largest competitor, GN Netcom. GN Hello Direct makes various claims associated with the termination of the distribution relationship between Plantronics and Hello Direct, including that Hello Direct has suffered approximately $11 million in damages as a result of that termination.

This case was tried in October 2002. We were granted summary adjudication on GN Hello Direct's breach of contract claims against us prior to trial. At trial, GN Hello Direct's claims against us for Interference with Prospective Economic Advantage were found by the jury to be without merit and a defense verdict was returned on our behalf. We were awarded approximately $0.8 million with 10% simple interest from March 15, 2001 for product sold by us to GN Hello Direct and for which GN Hello Direct had not paid us. On post trial motions both parties asked for a Judgment Not on the Verdict on the issue of the product sold by us to GN Hello Direct that was not paid for by GN Hello Direct. The court granted a new trial on this issue alone. In further post trial motions, we received awards of attorney's fees and costs of $1.67 million. GN Hello Direct has the right to appeal. We intend to defend any such appeal vigorously and to aggressively prosecute its claim for damages for product sold by us to Hello Direct but not paid for by them.*

We are also involved in various other legal actions arising in the normal course of our business. We believe that it is unlikely that any of these actions will have a material adverse impact on our operating results.* However, because of the inherent uncertainties of litigation, the outcome of any of these actions could be unfavorable and could have a material adverse effect on our financial condition or results of operations